Exhibit 1.1

Amendment to Employment Agreement

This Amendment Number 1 is made on October 1, 2007 to the September 15th, 2006, Employment Agreement (“Agreement”) between Danka Office Imaging Company and William Troxil. The following terms of the Agreement shall be modified as set forth herein and any terms of the Agreement not expressly modified herein shall continue in effect as set forth in the Agreement. The terms shall be modified as follows.

SECTION 1 – TERMS OF EMPLOYMENT F) COMPENSATION (1). Effective October 1, 2007, Base Compensation shall be increased from Two Hundred Ninety Thousand Dollars ($290,000) per annum to Three Hundred Twenty Thousand Dollars ($320,000) per annum.

SECTION 11 – TERMINATION OF AGREEMENT C) SEVERANCE PAYMENTS. The terms of this Section shall be deleted in its entirety and replace with the following terms:

“Effective October 1, 2007, if Executive’s employment is terminated pursuant to B above. Executive shall be entitled to receive severance payments in the form of continued Base Salary, to be paid to Executive at regular payroll intervals for a period of twenty-four (24) months (“Severance Period”). In addition, Company will continue to pay the employer portion of Company sponsored health and dental benefits and the employer portion of Company sponsored short and long term disability benefits and the employer portion of life, accidental death and dismemberment insurance premiums in effect at the time of severance until such time as Executive obtains employment on conditions which are substantially comparable to Executive’s position with Company up to a maximum period of twenty-four (24) months, provided that Executive executes a severance agreement and release satisfactory to the Company. Executive shall not be entitled to any severance payments in the event of a resignation by Executive or in the event of termination for cause.”

SECTION III – RESTRICTION OF THE USE OF CONFIDENTIAL INFORMATION F) NON-SOLICITAION OF EMPLOYEES. The terms of this Section shall be deleted in its entirety and replace with the following terms:

“Executive, except within the course of the performance of his duties hereunder, shall not at any time while he is an employee of the Company, any constituent partner of the Company or any of their respective parents, subsidiaries, or affiliates and for twenty-four (24) months thereafter (i) solicit or employ any individual who is then employed by the Company, any constituent partner of the Company or any of their respective parents, subsidiaries, affiliates, or (ii) in any way cause, influence, or participate in the employment of any individual which would be contrary to the Company’s best interests, as determined by Company in its sole discretion.”

SECTION IV – RESTRICTIONS ON POST TERMINATION EMPLOYMENT – ACKNOWLEDGMENT BY EXECUTIVE E) POST-EMPLOYMENT RESTRICTIONS. The terms of this Section shall be deleted in its entirety and replace with the following terms:

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“Executive agrees that if Executive’s employment with Company is terminated for any reason by the Company, other than pursuant to Section II B) above, or if Executive resigns his employment with the Company, Executive will not, without the express written consent of the Company directly or indirectly, for a period of twenty-four (24) months:

a.	solicit, sell to, divert, serve, accept or receive business, which is similar to or competitive with, the Company’s business, from any entity, which was a customer of Company or an active prospect of Company, within the Executive’s Geographic Area, or

b.	solicit, entice, or encourage any employee of the Company to leave the Company or hire or employ any such employee.

ACKNOWLEDGMENT, the Parties, as evidenced by their signatures below, hereby agree to the terms of this Amendment Number 1 and the remaining terms of the Agreement.

DANKA OFFICE IMAGING COMPANY		EXECUTIVE

/s/ A.D. Frazier	10.11.07	/s/ William Troxil	10.10.07
A. D. Frazier	Date	William Troxil	Date
Chief Executive Officer		President U.S. Operations

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